[Simpson thacher & Bartlett LLP Letterhead]

May 13, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Barbara Jacobs, Esq.
Stephen Krikorian, Esq.
Sara Kalin, Esq.

Re:	VERITAS Software Corporation
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
File No. 0-26247
Registration Statement of Form S-4
File No. 333-122724

Ladies and Gentlemen:

     On behalf of our client, VERITAS Software Corporation (the “Company”), we hereby submit this letter in response to the comments set forth in the letter dated May 12, 2005, from Ms. Barbara Jacobs to Mr. Gary L. Bloom of the Company. For your convenience, we have repeated and numbered the comments from Ms. Jacobs’ letter.

Registration Statement on Form S-4

1.	Please revise the registration statement to include a Recent Developments section in the forepart of the registration statement. This section should include the disclosure you have proposed in response to our prior comment 4, as well as a discussion of the impact the material weakness had on your financial statements. Additionally, consistent with the disclosure in your Form 10-Q for the quarter ended March 31, 2005, you should discuss the details of the pending settlement discussions you have had with the SEC.

Response:

The Company acknowledges the Staff’s comment and will include the requested information in the next draft of the Form S-4. In particular, the Company anticipates that the Recent Developments section of the Form S-4 will consist of (i) Item 9A

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from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004; (ii) Item 4 from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “Q1 2005 10-Q”); (iii) a discussion of the impact the material weakness had on the Company’s financial statements (a draft of which is attached hereto as Exhibit A); and (iv) the Company’s disclosure contained in “Part II, Item 1, Legal Proceedings — SEC Related Matters” of its Q1 2005 10-Q.

Form 10-Q For The Quarter Ended March 31, 2005

Controls and Procedures

Changes in Internal Control Over Financial Reporting

2.	We note that while the draft disclosure for your March 31, 2005 Form 10-Q indicated that there had been changes in your internal control over financial reporting, the Form 10-Q you filed on May 10, 2005 indicates that no changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting occurred during the quarter. Please explain why you believe this disclosure in your Form 10-Q is appropriate given the fact that you took several steps to improve the Company’s internal control over financial reporting during the quarter.

Response:

     In connection with the preparation and internal review of the Company’s Form 10-Q for the quarter ended March 31, 2005, the Company, through its disclosure committee, reviewed changes in the Company’s internal control over financial reporting made during the quarter ended March 31, 2005 that related to the Company’s plan to remediate its material weakness. The Company specifically reviewed the scope of the Order Entry Compliance Desk (“Compliance Desk”) and its potential remedial impact upon the control deficiency related to the Company’s manual order entry process. After further consideration by the Company at its disclosure committee meeting of May 6, 2005, the Company determined that, as of March 31, 2005, (i) the changes to internal control related to the Compliance Desk comprised only a partial component of the remedial activity necessary to cure the control deficiency related to the Company’s manual order entry processes and (ii) the Company was still in the process of implementing additional procedures related to the Compliance Desk, including expanding coverage of the Compliance Desk to address manual order entry processes in the Company’s European and Asia Pacific regions, using automated holds for orders having license revenue greater than $25,000 for purposes of identifying orders for review by the Compliance Desk, and training of personnel involved with the Compliance Desk review process. After considering the above factors, the Company, in its judgment, concluded that that it was premature for the Company to identify the changes to the Order Entry Compliance Desk as constituting a change in internal control having a

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material impact, or reasonably likely to have a material impact, on the Company’s internal control over financial reporting.

     Accordingly, the Company respectfully submits to the Staff that the changes in the Company’s internal control over financial reporting occurring during the quarter ended March 31, 2005 did not materially affect, and were not reasonably likely to materially affect, the Company’s internal control over financial reporting.

* * *

     Please direct any comments or questions regarding this filing to William H. Hinman, Jr. at (650) 251-5120 or Gregory M. King at (650) 251-5175, of Simpson Thacher & Bartlett LLP.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Attachments

cc:	Gary L. Bloom
John F. Brigden, Esq.

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Securities and Exchange Commission	-4-	May 13, 2005

Exhibit A

Impact of the Material Weakness on VERITAS’ Financial Statements

     The errors pertaining to the manual order entry processes and software revenue recognition review procedures described above that were not corrected prior to the publication of VERITAS’ financial statements did not, in each case, exceed 1% of VERITAS’ pre-tax income on a quarterly or annual basis. VERITAS’ management concluded, however, that the aggregation of the known errors that resulted from these deficiencies (including errors that were corrected prior to the publication of financial statements) and the potential exposure associated with these control deficiencies, constituted a material weakness in VERITAS’ internal control over financial reporting because they presented a more than remote likelihood that a material misstatement of VERITAS’ financial statements would not be prevented or detected by VERITAS personnel in the normal course of performing their assigned functions.